Exhibit 21.1

Name of Subsidiary	Jurisdiction
Ad-Icon Company Limited	Hong Kong
Great Talent Holdings Limited	Hong Kong
Jieli Investment Management Consulting (Shanghai) Co., Ltd.	People’s Republic of China (“PRC”)
Jieli Network Technology Development (Shanghai) Co., Ltd.	PRC
Shanghai Jingli Advertising Co., Ltd.	PRC
Shanghai Botang Advertising Co., Ltd.	PRC
Shanghai Haiya Advertising Co., Ltd.	PRC
Shanghai Jincheng Advertising Co., Ltd.	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd.	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd.	PRC
Shenyang Jingli Advertising Co., Ltd.	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd.	PRC
Changsha Jingli Advertising Co., Ltd.	PRC
Qingdao Kaixiang Advertising Co., Ltd.	PRC
Wenzhou Rigao Advertising Co., Ltd.	PRC
Wuxi Ruizhong Advertising Co., Ltd.	PRC